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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2008            File No.    001-32556

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated January 8, 2008

2.

News Release dated February 4, 2008.

3.

News Release dated February 11, 2008

4.

News Release dated February 28, 2008

5.

News Release dated March 19, 2008

6.

News Release dated April 7, 2008

7.

News Release dated May 8, 2008

8.

News Release dated June 3, 2008

9.

Financial Review for the Period ended March 31, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: June 18, 2008	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

NR RG1 January 8, 2008

Radius Provides Update on Exploration Programs and

Outlines Plans for 2008

Vancouver, Canada: Simon Ridgway, the President of Radius Gold Inc. (TSX-V: RDU), is pleased to review the Company’s 2007 exploration programs and to provide a brief outline of plans for the coming year.

Radius has early stage exploration programs in five Latin American countries, including Mexico, Nicaragua, Guatemala, Ecuador and Peru.

Key Accomplishments in 2007 and Objectives for 2008

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In Nicaragua, the Company received encouraging initial results from trenching at its 100% owned Trébol property, returning up to 35.2m at 4.9 g/t, including 8.35m at 17.6 g/t Au. Plans are to complete surface exploration and carry out preliminary drill testing on the property in 2008.

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The La Flor and Estrella de Oro concessions, totaling 61,825 hectares, were new acquisitions to Radius’s Nicaraguan project portfolio. Objectives in 2008 are to continue surface exploration on these properties and carry out preliminary drilling where warranted.

•

In Guatemala an underground exploration drift and four cross cuts were completed at the Tambor property, confirming the continuity of the Guapinol South mineralized structure and providing information on the structural controls of the mineralization. Radius will continue to search for a partner in order to advance this high grade mesothermal vein system via a production/exploration scenario.

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In Peru, Radius established an exploration office and will continue to review new opportunities throughout the country in 2008. During 2007 the Company optioned the Rubi property and signed a Letter Agreement for the Artemisas property, both in south-eastern Peru.

Nicaragua

Trébol

Trébol is a gold-bearing epithermal system discovered by Radius during reconnaissance exploration in the Region Autonoma Atlantico Norte (RAAN). To date, a total of 13 trenches have defined a system of alteration and gold mineralization associated with low-lying silicified ridges and topographic highs over a strike extent of at least 5km. Most of the trenches start and end in alteration and low grade mineralization characterized by multi-directional system of quartz veins and associated stockworks hosted in strongly altered volcanic rocks. Best trench results were as follows:

Trench 2 - 10.4m at 1.3 g/t Au

Trench 3 - 34m at 1.0 g/t Au

Trench 4  - 35.25m at 4.9 g/t Au inc. 17.6 g/t Au over 8.35m

Trench 5 - 11.65m at 2.73 g/t Au

Trench 13 - 6m at 1.73 g/t Au

Immediate plans are to expand existing trenches and excavate new trenches in order to better define the grade and widths of mineralization and prioritize targets for preliminary drilling. Many of the trenches show well-developed quartz stockwork mineralization which indicate potential for bulk-tonnage mineralization. Consultation with local communities and drill companies is underway to secure permissions and a drill rig.

Estrella de Oro

This is an epithermal gold property located 17km west of Siuna, near the historical Bonanza District in north-central Nicaragua. The concession comprises 46,000 hectares and covers a historic gold operation centered along two parallel, northeasterly trending zones of quartz veins and breccias, hosted within altered crystal lithic tuffs. The southerly vein zone is approximately 12m wide and exposed in old trenches and pits. Rock channel samples assayed trace to 21.5 g/t Au over 2m and 22.4 g/t Au over 1m, and visible gold was noted in some samples (see Radius release dated October 16, 2007). Permits have been received for exploration work to commence and camp installation is near completion, with work to start in January 2008.

The work program will consist of trenching and sampling of the old workings, plus soil surveys to define the extensions of the known mineralized zones, followed by drilling of the best zones. A drainage geochemical survey will be undertaken over the rest of the 46,000 hectare concession to identify additional mineralized areas.

La Flor

La Flor is located 10km to the south of Trébol. Trenching, rock and soil sampling were completed during the latter part of 2007 in the Linda Ventura, Tamarinda, Nazaret and Bufalo zones, including 30 line kms of soil sampling, with the majority of assays still awaited.  At Linda Ventura the main vein has been traced for 1.1km, and additional veins were exposed by trenching. The best trench sampled to date averaged 6m @ 4.82 g/t Au.

San Pedro

San Pedro is a large epithermal gold system that was discovered by Radius in 2004. Five main zones of gold mineralization occur within a 12km by 4km area. Low-sulphidation epithermal veins are hosted by what is interpreted to be an eroded caldera cut by major regional structures. The Company is seeking a joint venture partner to advance the property.

La India Norte

The La India Norte project is located in west-central Nicaragua, approximately 70km north of Managua. The discovery by Radius of gold-bearing stockworks associated with rhyodacite domes possibly represents the upper parts of a mineralized vein system similar to those at the nearby La India mining camp, where high grade veins were mined at lower elevations. The strike length of the La India Norte system is at least 2km and up to 30m wide, and is an attractive target for drilling. The Company is seeking a joint venture partner to advance the property.

Peru

Radius established an exploration office in Lima during 2007 in order to increase its Latin American exposure and take advantage of opportunities in this prospective country. Radius’ focus is the identification of un-drilled gold prospects that can be evaluated rapidly.

Rubi

The Rubi property comprises seven mineral concessions totaling 3,000 hectares and covers a 9km long north-south corridor where gold and silver-bearing veins outcrop within three broad areas called San Andres, Virgin de Chapi and Minas Rubi. The property was acquired by Radius in August 2007 and a systematic exploration program was completed between September and December 2007. Work comprised regional geological mapping and detailed evaluation of the Minas Rubi, San Andres, Minas Chapi and San Sebastien areas. A total of 594 rock samples were taken with approximately half of assay results received to date, mainly from the Minas Rubi area where gold-silver mineralization is associated with oxide quartz-carbonate veins and breccias. At Minas Rubi, gold grades from trace up to 12.4 g/t Au and 663 g/t Ag over 1.2m were received from surface outcrops of veins. However similar high grades were not seen in samples taken from rehabilitated underground workings, and suggest a strong surface enrichment effect particularly in silver associated with manganese oxides. New vein swarms were mapped to the east and south east, with sampling returning generally poor assays. No further work is warranted at Minas Rubi, and results from other areas on the property are awaited. Results and maps will be available shortly on the Radius website - www.radiusgold.com.

 Artemisas

The Company signed a Letter Agreement with Kingsgate Consolidated Ltd for this sediment-hosted disseminated gold system located in southeastern Peru, 1,000km southeast of Lima. A formal option and joint venture Agreement is currently being finalized. The project consists of four contiguous concessions totaling 3,300 hectares. Targets for this area include epithermal gold-copper mineralization of high sulphidation type and porphyry-skarn deposits at depth.

Elsewhere in Peru, the Company continues to review opportunities and submittals.

Guatemala

Tambor

Tambor was discovered by Radius in 2000 and advanced by Gold Fields through a joint venture until 2003. The property has a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) in three separate zones.

In 2007, an underground exploration drift and four cross cuts were completed at the Guapinol South zone, in order to provide information on the structural controls, continuity and grade of the high grade gold mineralization. These objectives were achieved and all four cross cuts intercepted the zone, including 74.5 g/t Au over 3.4m, providing a context for the orientation and continuity of the vein system.

The Company is looking to advance the property through a combined development/exploration scenario with a joint venture partner.

Mexico

Several areas were assessed in 2007 and several concessions were staked with confirmation of title awaited from the Mexican Ministry of Mines. Exploration programs in Chiapas and Oaxaca will continue during 2008, and will involve further regional targeting via structural interpretation and remote-sensing methods.

Ecuador

Cerro Colorado

Radius continues to seek community support for this drill-ready high sulphidation gold system located in southern Ecuador. The project lies at an elevation of 3,200m to 3,400m and is situated 80km south of the city of Cuenca in the middle of a 100km long belt of epithermal gold deposits which includes several recent gold discoveries. Radius can earn 70% of the project by incurring exploration expenditures of US$3-million on or prior to the third anniversary of the commencement of drilling on the project.

Assay Protocol & Qualified Person

Sample preparation and analyses were conducted by Actlabs in Lima, Peru and CAS Laboratories in Tegucigalpa, Honduras.  Samples were analyzed for Au, using a 30 gram pulp with Fire Assay. Check assays are undertaken by Acme Laboratories in Vancouver.

Mr. David Cass, P.Geo., a member of the Association of Professional Engineers and Geoscientists of BC, is the Company’s Qualified Person as defined by National Instrument 43-101 and is responsible for the technical and scientific information in this news release.

About Radius

Radius Gold is a well-funded, Canadian junior gold explorer that specializes in grassroots exploration in under-explored, prospective areas of Latin America. The Company’s strategy is to build value for shareholders by the identification, acquisition and exploration of early-stage properties that show significant potential for the discovery of gold.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

news release

February 4, 2008

Radius acquires 100% interest in the Tlacolula property, Mexico, and reports 21.5m at 130.8 g/t Ag from initial channel sampling

Vancouver, Canada: Simon Ridgway, President of Radius Gold Inc. (TSX-V: RDU), is pleased to announce it has acquired a 100% interest in the Tlacolula property, consisting of 2 claims covering a total of 82,630 hectares in the state of Oaxaca, Mexico, within a district that hosts several precious metal mines and prospects.

The Tlacolula property is located 14km E-SE of the city of Oaxaca, 20km north of the Taviche District, where high-grade silver and gold-bearing low sulphidation epithermal vein mineralization has been mined since Spanish colonial times.  The property lies some 16km west of the Cobre Grande Cu-Mo-Zn-Ag skarn project (Linear Metals Corporation) and 30km northeast of the San Jose project (Fortuna Silver/Continuum Resources).

The project area is largely underlain by Tertiary rhyolitic to andesitic tuffs and minor flows, underlain by Cretaceous limestones, sandstones and siltstones, with the basement formed by the Oaxaca metamorphic complex, which is locally exposed by thrust faulting.  Tertiary granodiorites-granites intrude the sequence.

A stream sediment sampling program carried out by Radius generated a number of anomalies ranging up to 819 ppb Ag and up to 53 ppb Au.  Follow up work identified a NW trending zone of argillic alteration in andesites some 30 to 40m wide, with veins and breccia zones composed of mainly calcite and lesser quartz.  Disseminated pyrargyrite, acanthite, and pyrite are observed in the veins and in the breccias.  The vein zone has been traced for over 1.5km.  Continuous chip samples along stream channels and local road cuts in these veins and breccia zones returned up to:

Continuous chip sampling
Length m	Ag g/t
21.5	130.8
incl.12.1	183.4
3.2	294.5
incl. 1.5	465
0.3	1,335

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More systematic trenching and sampling will follow.  A grab dump sample, 2.3km N-NE of the above vein zone, from a travertine quarry next to a spring presently depositing travertine, assayed 18ppm Ag, and is also anomalous in As, Ba, Hg, and Tl.  This suggests that the Ag-bearing veining and brecciation may be part of a large mineralized system.

In the northeast part of the property, referred to as Teotitlan, there are several NW trending Au-bearing quartz veins up to 1.55m wide, hosted by andesite flows and tuffs.  The foundations of an old mill and several small partly collapsed pits and drifts are present.  Assays from chip sampling go up to:

Length m	Au g/t
0.80	>10
0.80	5.02
0.35	4.8
1.55	3.2

An updated map can be found on the Radius website at www.radiusgold.com.

Assay Protocol & Qualified Person

All sample preparation was conducted by ACME Laboratories in Guadalajara, Mexico, with stream sediment and rock chip assays analyzed by ICP by Acme Laboratories in Vancouver.  Rock chip samples were analyzed for Au using a 30 gram pulp with Fire Assay, AA finish.  Silver was analyzed by ICP with all values >100g/t analyzed by Fire Assay, gravimetric finish.

The scientific and technical information in this release was prepared under the supervision of Mr. David Cass, Radius’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “Qualified Person” in accordance with National Instrument 43- 101.

About Radius

Radius Gold is a well-funded, Canadian junior gold explorer with a portfolio of exploration properties in Mexico, Nicaragua, Guatemala, Ecuador and Peru.  The Company’s strategy is to build value for shareholders by the identification, acquisition and exploration of early-stage properties that show significant potential for the discovery of gold.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

news release

February 11, 2008

Metallurgical Tests on Tambor Sample Achieve Gold Recoveries of up to 98%

Vancouver, Canada: Simon Ridgway, the President of Radius Gold Inc. (TSX-V: RDU), is pleased to announce the results of metallurgical testwork performed on a 90kg sample collected from underground workings on the Guapinol South vein at Radius’s Tambor gold project in Guatemala (see press release October 22, 2007).  The tests evaluated:

1.

the gold head grade and recovery by gravity concentration followed by cyanidation, and

2.

the gold head grade and recovery by gravity concentration followed by froth flotation.

The study was undertaken by Dawson Metallurgical Laboratories, Utah, using a grind size of 80% passing 200 mesh or 75 microns.

The results were extremely encouraging and confirm the free milling, coarse grained nature of the gold at Tambor and its amenability to gravity pre-concentration as the principal method of recovery, followed by either cyanidation or flotation.  The sample head grade ranged from 36g/t to 40.7 g/t Au.

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Significant coarse free gold was liberated during the initial ball mill grind at 80% passing 92 microns, with individual grains ranging in size from 1,560 microns to minus 34 microns

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Grinding, gravity concentration and amalgamation, followed by NaCN leach of slurry tails indicated a total gold recovery of 98% (head grade 40.7 g/t Au) with 55% of the total gold recovered during amalgamation (free gold grains), and 43% of the remaining gold recovered by cyanidation

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Grinding, gravity concentration and amalgamation, followed by CIL (Carbon in Leach) indicated a total gold recovery of 97% (head grade 36.6 g/t Au), with 61% of the gold recovered by amalgamation and 36% from carbon in leaching of slurry tails

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Grinding, gravity concentration and amalgamation, followed by flotation, indicate a total gold recovery of 86% (head grade 36.0 g/t Au), with gravity concentration recovering 64% of the gold and an additional 22% of the gold recovered by flotation of amalgamation tailings

The test results are similar to those undertaken by Goldfields in 2003 on similar material from the Laguna Norte deposit.

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Background on the Tambor Property

Radius owns 100% of the Tambor project which was discovered by Radius in 2000 and advanced by Gold Fields through a joint venture until 2003.  The gold mineralization is classified as being of orogenic lode-gold type. Gold Fields drill tested the Guapinol, Laguna Norte, Poza del Coyote and Cliff zones, and a Technical Report prepared by Chlumsky, Armbrust and Meyer LLC (CAM) of Lakewood Colorado (see Radius news release dated December 10, 2003) outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) in three separate zones.  In 2007, an underground exploration drift and four cross cuts were completed at the Guapinol South zone, in order to provide information on the structural controls, continuity and grade of the high grade gold mineralization.  Targets for further exploration include two parallel east-west trending +50ppb gold-in-soil anomalies over a 7km trend between Laguna North and Guapinol South.

The company is looking to advance the property through a combined development/exploration scenario with a joint venture partner.

Assay Protocol & Qualified Person

The scientific and technical information in this release was prepared under the supervision of Mr. David Cass, Radius’ Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “Qualified Person” in accordance with National Instrument 43- 101.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

news release

February 28, 2008

Radius Provides an Update on its Nicaragua Exploration Programs

Vancouver, Canada:  Simon Ridgway, the President of Radius Gold Inc. (TSX-V: RDU), is pleased to provide a brief update of recent progress on the Company’s exploration programs in Nicaragua.  Radius is exploring a number of epithermal gold systems in central and northern Nicaragua including the 100% owned Trébol vein system and the Estrella de Oro project.  A man-portable diamond drill rig has been contracted and mobilized to Nicaragua for use on the Company’s Nicaraguan projects in the 2008 field season.

Radius is working in close consultation with the local communities in all of its projects to ensure local support for its exploration activities, and is a major employer in these communities.

Estrella de Oro

Estrella de Oro is a recently acquired gold property located 17km west of Siuna, near the historical Bonanza District in north-central Nicaragua.  The concession comprises 46,000 hectares and covers an historic gold operation.

Trenching has commenced in the vicinity of the old workings on Cerro Estrella ridge.  Eight trenches have been excavated to date over an area approximately 350m x 140m.  Outcrop is very poor due to dense vegetation cover.  Initial assay results have been received and the most significant weighted average channel sample results are as follows:

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TR-LE-001  15.2m @ 6.73 g/t Au, incl. 2.72m @ 10.24 g/t Au & 1.3m @ 44.17 g/t Au

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TR-LE-002  12.3m @ 1.55 g/t Au

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TR-LE-003  9.3m @ 3.77 g/t Au, incl. 3.62m @ 7.15 g/t Au

•

TR-LE-004  4.9m @ 8.55 g/t Au

The results confirm that the gold mineralization is associated with a sequence of steeply-dipping to sub-vertical quartz veins showing variable widths, and hosted within strongly altered volcanic tuffs.

Despite the success of the initial trenching, the geology and distribution of the vein trends remains poorly understood and further trenching and sampling is underway in the Cerro Estrella area in order to better define the continuity of the mineralization along strike to the northeast and southwest.  Regional drainage sampling is also underway to define additional targets: visible gold can be panned from several surrounding streams.

Trébol

Trébol is an early-stage epithermal gold property located in the Region Autonoma Atlantico Norte (RAAN), northeastern Nicaragua.  Work has resumed there after Hurricane Felix halted Radius’s program in late 2007.  Access is being restored and a new exploration camp constructed.

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Further trenching is underway after initial work defined a system of alteration and gold mineralization associated with low-lying silicified ridges over a strike extent of at least 5 km.  The new trenching, combined with soil geochemical surveys, will better define the width and strike of the alteration and mineralization.  Early scout drilling is anticipated to provide valuable information on the geological and structural controls on mineralization, and confirmation of the presence of gold mineralization below the surface weathered zone.

The Company previously reported the following channel sample results from initial trenching (see news release dated October 16, 2007, and a trench location map on the Radius website www.radiusgold.com):

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Trench 2 - 10.4m at 1.3 g/t Au

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Trench 3 - 34m at 1.0 g/t Au

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Trench 4 - 35.25m at 4.9 g/t Au including 17.6 g/t Au over 8.35m

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Trench 5 - 11.65m at 2.73 g/t Au

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Trench 13 - 6m at 1.73 g/t Au

Outcrop at Trébol is very poor due to vegetation cover.  Trenching to bedrock has generally shown that higher grade gold mineralization (>2 g/t Au) is associated with quartz veins which show multiple trends, and are enclosed and/or intercalated with lower grade quartz stockworks.  This may indicate potential for bulk-tonnage mineralization.

La India and San Pedro

The Company reports that it is in discussions with potential joint venture partners for these properties. The Company will report on developments as they occur.

PDAC Toronto

Radius will be attending the annual Prospectors and Development Association of Canada conference, March 2 – 5, in Toronto, and would like to extend an invitation to its Booth # 2433 in the Metro Toronto Convention Centre.

Assay Protocol & Qualified Person

The scientific and technical information in this release was prepared under the supervision of Mr. David Cass, Radius's Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “Qualified Person” in accordance with National Instrument 43- 101.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site www.radiusgold.com.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

news release

March 19, 2008

Radius Options its San Pedro Gold Project to Vannessa Ventures

Vancouver, Canada:  Simon Ridgway, the President of Radius Gold Inc., is pleased to announce that Radius has agreed to option its San Pedro epithermal gold project located in east-central Nicaragua to Vannessa Ventures Ltd. (VVV:TSX.V).

Under the terms of the agreement, Vannessa can acquire a 50% interest in the property by spending a cumulative total of US$3,000,000 on exploration over a period of four years. Once it has exercised its option, Vannessa can earn an additional 20% by funding a bankable feasibility study, or may opt to further develop the property under a 50:50 joint venture with Radius.  In the event that either party elects not to contribute, then standard dilution clauses will apply and if either party’s interest drops below 10%, this will be converted into a 1% Net Smelter Royalty.

Background

Gold mineralization at San Pedro occurs as low-sulfidation epithermal quartz veins, breccias, and associated stockworks that have been identified over a 12km by 4km area.  Mineralization appears to be associated with rhyolite domes associated with an eroded caldera that is cut by regional extensional structures.

The project was discovered by Radius’ field teams investigating reports of old workings in the area.  Gold anomalies have been defined by soil geochemistry and trenching over a 12 km extent (see Radius news release dated April 19, 2005).  The initial program to be carried out by Vannessa will be to better define the geology and surface expression of the mineralization by additional surface trenching and extending existing trenches, followed by drilling.  This initial work will be largely supported by infrastructure and staff that Radius Gold already has in Nicaragua.

Qualified Person

The scientific and technical information in this release was prepared under the supervision of Mr. David Cass, Radius’ Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “Qualified Person” in accordance with National Instrument 43-101.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

news

April 7, 2008

Vancouver, Canada: David Cass, Vice-President of Exploration, for Radius Gold Inc. (TSX-V: RDU) is pleased to provide a brief update of recent progress on the Company’s exploration programs in Nicaragua, Mexico, and Peru. Further details on all projects can be found on the Radius Gold website at www.radiusgold.com.

Radius has field crews on the ground in three countries: Nicaragua, Peru and Mexico. The Company intends to carry out preliminary drill testing of several of its Nicaraguan projects, including Trebol, in the coming months.

Nicaragua

Trebol

Management is pleased to report that work is underway again at Trebol following a long delay due to the damage in the area caused by Hurricane Felix in September of 2007.  Epithermal gold mineralization at Trebol is associated with dipping zones of quartz veinlet stockworks, massive to sugary fine-grained silica, quartz veins and breccias hosted in altered volcanic rocks, with comb-textured amethyst appearing as a late phase infilling vugs.

Seventeen trenches have now been completed over a series of low-lying silicified ridges that define an altered and mineralized zone with a strike extent of at least 6 kilometers.  Assay results from Trenches 14, 15, 16 and 17 have recently been received:

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Trench 14 – 22m at  0.57 g/t Au, including 6m at 1 g/t Au

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Trench 15 – 33.8m at 3.4 g/t Au, including 15m at 6.1 g/t Au

•

Trench 16 – 13m at 0.19 g/t Au

•

Trench 17 – 20m at 0.87 g/t Au

Trench 14 is located approximately 360m NE of Trench 4 which previously reported 35.2m at 4.9 g/t Au, including 17.6 g/t Au over 8.35m.  Trench 15 is located 145m south-southwest of Trench 2 which previously reported 10.4m at 1.3 g/t Au.  Trench 16 is roughly 190m southwest of Trench 4 and 510m east-northeast of Trench 3 which averaged 30m at 1 g/t Au.  Trench 17 is located 190 east of Trench 14.  An up-to-date trench location map can be found on the Radius website www.radiusgold.com.

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These new results appear to confirm the observation that gold grades are generally consistent within each trench but average values vary from trench to trench over the strike length of the zone. The trenches dug to date range from 6 to 35.25m in length and are widely spaced. Trench locations are determined largely by the presence of quartz float and rare surface outcrop. All trenches generally start and end in altered and mineralized rock. The extent and genesis of the mineralized system is as yet unknown.

A detailed soil geochemical survey is underway and existing trenches are being extended to better define the surface widths of mineralization and the controls and distribution of the higher grade mineralized zones across each section. The geology of Trebol and the controls on distribution of mineralization remain poorly understood due to thick vegetation cover.

Estrella de Oro

An exploration team is also working at the Estrella de Oro property, located 17km west of Siuna, near the historical Bonanza District in north-central Nicaragua, completing trenching and soil geochemical surveys.

Radius’ concession at Estrella de Oro comprises 46,000 hectares and covers an historic gold mining operation. Nine trenches have been excavated along Cerro Estrella ridge to date (results from the first 4 trenches were reported in Radius’ press release 28 February 2008.) Highlights of additional trenching include 1.5 m @ 5.3 g/t Au from Trench 10, located in-between Trench 2 and Trench 3.

The work is helping define the strike extent of a series of parallel, gold-bearing quartz veins/shoots which appear to be complicated by local faulting. Thick colluvial fill was also encountered in several trenches. An up-to-date trench location map can be found on the Estrella de Oro project page on the Radius website www.radiusgold.com

La India Norte

This property is located in the north-eastern part of the historic La India gold mining district, approximately 120 km north of Managua.  Initial trench sampling returned low to moderate grade gold results over significant widths.  Radius’ exploration model suggests that significant potential for gold-bearing epithermal veins may exist at deeper levels.  Targets include high-grade veins vertically below stockwork zones similar to those mined at lower elevations in the La India Camp, and near-surface bulk-tonnage stockwork mineralization.

Radius is actively looking for a joint venture partner to advance this property.  However it is likely that Radius will drill test this property within the coming months in the event that a partner cannot be found.

Mexico

Tlacolula Property, Oaxaca

The 100%-owned Tlacolula Property is located 14km east-southeast of the city of Oaxaca, some 16km west of Linear Metal’s Cobre Grande Cu-Mo-Zn-Ag skarn project and 30km northeast of the Fortuna Silver Mines’ San Jose project.  Previous sampling of stream sections and road cuts showed significant intervals of low-grade silver mineralization, including 21.5m at 130.8 g/t Ag. A total of 12 trenches have been excavated across a 670m strike length of calcite veining and argillic alteration.  Results are pending.  Checking of surrounding Aster alteration anomalies has identified areas of opaline silica, possibly indicating a very high level of preservation to the epithermal system at Tlacolula.

Oaxaca and Chiapas Regional

A regional structural and remote sensing interpretation was recently completed by an independent consultant.  Regional exploration and ground acquisition is underway on favorable targets identified by the remote sensing work.  Claims totaling 37,000 hectares are currently in application over areas where anomalous gold values (up to 825ppb Au) were received from stream sediment sampling.

Peru

Artemisas

The Artemisas property is an early-stage sediment hosted gold property located in the District of Chuquibambilla, Department of Apurimac, some 1,000km southeast of Lima, at an altitude of 4,700m.  The project consists of 4 contiguous exploration concessions totaling 3,300 hectares. Gold mineralization is hosted within a sequence of Jurassic and Cretaceous-aged sediments. Hydrothermal breccias are developed as bedding-parallel mantos and along steeply dipping fault zones. Surface channel samples gave values from trace to 11.6 g/t Au over 2m.

An option and joint venture agreement was signed with Kingsgate Consolidated Ltd. in January 2008.  Under the terms, Radius can earn up to 70% in the project by spending $2 million in exploration over a period of 3 years, with 50% of costs to be expended on drilling.  Once Radius has vested its 70% interest, a joint venture will be formed where both parties fund their share of exploration on a pro-rata basis.  If either party dilutes to less than a 10% interest, it will be converted into a 1% Net Smelter Royalty.

An additional 2,600 hectares has been staked covering similar prospective geology in adjacent ground.

Radius is currently in active consultation with the local communities in order to gain permission to access the property and begin the work program, which will comprise geological mapping and sampling, followed by drilling of best targets.

Peru Regional

Elsewhere in Peru, Radius is undertaking regional target generation and evaluation of projects and opportunities.

Assay Protocol & Qualified Person

Sample preparation and analyses were conducted by CAS Laboratories in Tegucigalpa, Honduras.  Samples were analyzed for Au, using a 30 gram pulp with Fire Assay AA, with gravimetric finish.  Check assays are undertaken at Acme Laboratories in Vancouver.  Radius carries out its own Quality Assurance / Quality Control protocol that involves the regular insertion of certified standards, blanks and field duplicates into the sample stream.

The scientific and technical information in this release was prepared under the supervision of Mr. David Cass, Radius's Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “Qualified Person in accordance with National Instrument 43- 101.

About Radius

Radius Gold is a well-funded, Canadian junior gold explorer with a portfolio of exploration properties in Mexico, Nicaragua, Guatemala, Ecuador and Peru. The Company's strategy is to build value for shareholders by the identification, acquisition and exploration of early-stage properties that show significant potential for the discovery of gold.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site www.radiusgold.com.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

news

May 8, 2008

Radius Gold Starts Drilling in Nicaragua

Vancouver, Canada: Simon Ridgway, President of Radius Gold Inc. (TSX-V: RDU), is pleased to announce the commencement of a diamond drilling program that will test its 100%-owned Trebol, La India Norte and Estrella de Oro gold properties in Nicaragua.  A minimum 3,000m of drilling is planned.

Trebol

Drilling has begun on the Company’s Trebol property (42,193 hectares) located in northeastern Nicaragua, where epithermal gold mineralization is associated with a series of intensively silicified ridges.

Drilling will be undertaken initially in the south-western part of the zone in the vicinity of Trench 4 (35.25m at 4.9 g/t Au including 17.6 g/t Au over 8.35m) and Trench 15 (33.8m at 3.4 g/t Au, including 15m at 6.1 g/t Au).  These trenches are located approximately 1km apart along the same silicified ridge.

Outcrop at Trebol is virtually nil due to thick vegetation and soil cover, and seventeen widely-spaced trenches excavated to date define an altered and mineralized zone with a strike extent of at least 6 kilometers (see company press releases dated October 16, 2007 and April 7, 2008).  The trenching has exposed zones of gold mineralization associated with typical epithermal quartz textures of low-sulphidation affinity, including banded, drusy and cockade quartz veins and veinlets, intercalated with stockworks and strongly silicified breccias.  All trenches generally start and end in altered and mineralized rock.

Trench results and locations can be found on the Radius website www.radiusgold.com.

The preliminary drill program is being designed to test the sub-surface continuity of the gold grades observed in selected trenches and to give geological and structural information on the geometry and controls on mineralization which will be used to further explore the property.  Approximately 8 holes are anticipated (about 1,000m of drilling) in this initial stage.  The size of the mineralized system at Trebol is as yet undefined, and reconnaissance sampling of sub-crop and float associated with adjacent ridges up to several kilometers away from the main zone at Trebol have assayed from trace to 12.8 g/t Au, with follow-up work pending.

The Company believes that the broad widths of higher grade massive veins and lower grade stockworks as observed in the trenches may indicate potential for bulk-tonnage mineralization.

La India Norte

This property is located in the north-eastern part of the historic La India gold mining district, approximately 70km north of Managua.  Previous work by the Company identified a series of quartz veins and stock work zones associated with a cluster of rhyodacite domes approximately 5 km north of the La India vein system.  Radius has defined a north-west trending mineralized structure over 2.5km long with gold-mineralized stock works up to 30m in true width locally.  Initial trench sampling returned low to moderate grade gold results but over significant widths.

In the La India mining camp, the productive zone of the veins mined ranges from an elevation of 500m ASL down to as low as 50m ASL.  The trenches sampled by Radius at India Norte are from well above that elevation, ranging from 550m ASL to over 700m ASL, and may indicate the upper parts of a deeper economic system.  Drill targets at La India Norte include high-grade veins extending vertically below stockwork zones, similar to those mined at lower elevations in the La India Camp, and near-surface bulk-tonnage stockwork mineralization.  Approximately 1,000m of drilling are planned.

Estrella de Oro

The Estrella de Oro property is located 17km west of Siuna near the historical Bonanza District in north-central Nicaragua.  The concession comprises 46,000 hectares and covers an historic gold operation.  A series of parallel, gold-bearing quartz veins/shoots are centered on the Cerro Estrella ridge.  The following trench results were previously reported by the Company.

•

TR-LE-001 15.2m @ 6.73 g/t Au, incl. 2.72m @ 10.24 g/t Au & 1.3m @ 44.17 g/t Au

•

TR-LE-002 12.3m @ 1.55 g/t Au

•

TR-LE-003 9.3m @ 3.77 g/t Au, incl. 3.62m @ 7.15 g/t Au

•

TR-LE-004 4.9m @ 8.55 g/t Au

•

TR-LE -010 1.5 m @ 5.3 g/t Au from Trench 10

The principal drill target at Estrella de Oro is a series of parallel, high grade shoots along the length of the Cerro Estrella ridge that are amenable to bulk mining.  Several drillholes are planned subject to finalization of drill permits.

Geological and sample assay maps for all 3 properties can be found on the Radius website www.radiusgold.com.

Assay Protocol & Qualified Person

Sample preparation and analyses were conducted by CAS Laboratories in Tegucigalpa, Honduras.  Samples were analyzed for Au, using a 30 gram pulp with Fire Assay AA, with gravimetric finish.  Check assays are undertaken at Acme Laboratories in Vancouver.  Radius carries out its own Quality Assurance / Quality Control protocol that involves the regular insertion of certified standards, blanks and field duplicates into the sample stream.

The scientific and technical information in this release was prepared under the supervision of Mr. David Cass, Radius’ Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “Qualified Person” in accordance with National Instrument 43-101.

About Radius

Radius Gold is a well-funded, Canadian junior gold explorer with a portfolio of exploration properties in Mexico, Nicaragua, Guatemala, Ecuador and Peru.  The Company’s strategy is to build value for shareholders by the identification, acquisition and exploration of early-stage properties that show significant potential for the discovery of gold.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site www.radiusgold.com.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

news

June 3, 2008

Vancouver, Canada: Simon Ridgway, the President of Radius Gold Inc. (TSX-V: RDU), is pleased to announce that the Company has signed a binding Letter of Intent with Kappes, Cassiday & Associates (“KCA”) to develop the high-grade Tambor gold deposit located in central Guatemala.

The agreement envisages an initial 150 tonne per day operation from both underground and surface pits, exploiting gold mineralization hosted by a series of high-grade mesothermal quartz veins and stockworks.  Metallurgical test work by both Gold Fields and Radius indicates that most of the gold is coarse and free milling, and recoveries of up to 66 percent can be achieved using gravity concentration alone.

KCA is an established Reno-based firm that specializes in development, engineering and metallurgical plants for mining projects.  It is currently designing three large projects in Mexico and one in Bolivia.  It recently successfully completed the $104 million Ocampo project in Mexico for Gammon Lake Resources.

Simon Ridgway, President of Radius, quotes “We are very pleased to have Kappes Cassiday as our partners at Tambor, who represent some of the best project development expertise in the industry.  The agreement will allow us to begin the permitting process and advance the Tambor deposit to production at a time when the gold price shows continuing strength.”

Terms of the Agreement

Radius owns 100 percent of the Tambor project.  KCA can earn a 51 percent interest in Tambor by spending a total of $6.5M on the property within 4 years through staged annual expenditure commitments, or by putting the property into commercial production within 4 years.  When KCA has earned its 51 percent, a joint venture will be formed between KCA and Radius.

Once commercial production has been achieved, KCA will receive preferential payback of 75 percent (Radius 25 percent) of after-tax cash flow from initial production until it receives an amount equal to its investment, less $2 million.  At that point, Radius will receive 75 percent of the after-tax cash flow (KCA 25 percent) until it too receives the amount of preferential cash flow received by KCA, after which revenues will be split on a 51:49 basis (KCA:Radius).

Background on the Tambor Property

Tambor was a grass roots discovery made by Radius in 2000.  Gold mineralization is present as a series of quartz veins, typical of mesothermal lode gold systems and hosted within greenstones and phyllites.

The property was advanced by Radius’s former joint venture partner, Gold Fields, who explored and drilled on 3 separate zones: Guapinol South, Laguna Norte and Poza del Coyote.

Gold Fields commissioned Chlumsky, Armbrust and Meyer LLC (CAM) of Lakewood, Colorado to complete a National Instrument 43-101 compliant Resource Estimate, which returned an estimate of 57,800 ounces gold in the indicated category, and 216,200 ounces gold in the inferred category from the Guapinol South, Laguna Norte and Poza del Coyote zones, based on widely-spaced drilling, and using a 0.3 g/t cut-off.  The mineralization at Guapinol South and Poza de Coyote shows potential for both underground and open-pit mining.  The Laguna Norte deposit contains an open-pittable NI 43-101 compliant resource of 122,000 ounces gold, and drilling intersected intervals including 18.3m @ 12.2 g/t Au.

In 2007, an underground exploration drift and four cross cuts were completed by Radius at the Guapinol South zone which demonstrated the along strike continuity of the structure and the persistence of the high gold-grades in the quartz bodies.  Crosscut CE-1, parallel to and 12.75m to the east of the main adit, cut a vein zone with 3 veins, where it assayed:

•

65.6 g/t Au over 4.45m from the vein zone on the East tunnel wall

•

25.8 g/t Au over 4.38m from the vein zone on the West tunnel wall

Results of metallurgical testwork performed on a 90kg sample collected from the main crosscut at Guapinol South (see press release October 22, 2007) were extremely encouraging.  The work confirmed the free milling, coarse grained nature of the gold and its amenability to gravity pre-concentration as the principal method of recovery, with leaching of tails giving total recoveries of up to 98 percent.  The test results were similar to those undertaken by Goldfields in 2003 on similar material from the Laguna Norte deposit.

The potential to define additional resources by exploration and development is deemed excellent, and targets include two parallel east-west trending +50ppb gold-in-soil anomalies over a 7km trend between Laguna North and Guapinol South.

Assay Protocol & Qualified Person

The scientific and technical information in this release was prepared under the supervision of Mr. David Cass, Radius’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “Qualified Person” in accordance with National Instrument 43- 101.

About Radius

Radius Gold is a well-funded, Canadian junior gold explorer with a portfolio of exploration properties in Mexico, Nicaragua, Guatemala, Ecuador and Peru.  The Company’s strategy is to build value for shareholders by the identification, acquisition and exploration of early-stage properties that show significant potential for the discovery of gold.  The Company is currently drill testing several of its projects in Nicaragua.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site www.radiusgold.com.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

FINANCIAL REVIEW

First Quarter Ended March 31, 2008

#

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three months ended March 31, 2008.

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	March 31, 2008	December 31, 2007
ASSETS

CURRENT
Cash and cash equivalents	$ 974,559	$ 2,378,514
Marketable securities (Note 3 & Note 4)	4,702,151	4,624,095
Advances and other receivables (Note 7)	185,939	79,309
GST receivable	15,909	27,919
Due from related parties (Note 7)	39,415	50,498
Prepaid expenses and deposits	102,729	107,275

	6,020,702	7,267,610
PROPERTY & EQUIPMENT (Note 5)	365,545	289,888
MINERAL PROPERTIES (Note 6)	16,898,982	15,923,030

	$ 23,285,229	$ 23,480,528

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 7)	$ 384,928	$ 371,962

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 8)	42,587,194	42,587,194
CONTRIBUTED SURPLUS	4,164,587	4,164,587
DEFICIT	(23,869,816)	(24,608,176)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 12)	18,336	(35,039)
	22,900,301	23,108,566

	$ 23,285,229	$ 23,480,528

Nature of operations (Note 1)

APPROVED BY THE DIRECTORS:

      “signed”                                       , Director

     “signed”                                  , Director

Simon Ridgway

Mario Szotlender

See Accompanying Notes

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,
	2008	2007

EXPENSES
Amortization	$ 14,714	$ 10,864
Consulting fees	19,937	31,362
Donations	472	475
Legal and accounting fees	10,790	-
Management fees & salaries (Note 7)	15,000	15,000
Office and miscellaneous	17,740	15,613
Public relations	23,457	32,805
Rent and utilities	13,593	6,367
Repair and maintenance	5,809	1,196
Salaries and wages (Note 7)	74,548	31,235
Telephone and fax	4,927	2,844
Transfer agent and regulatory fees	8,059	7,516
Travel and accommodation	59,001	26,955
	268,049	181,655
OTHER INCOME (EXPENSES)
Foreign currency exchange	(34,139)	12,710
Loss on uncollectible receivable	-	(22,172)
Gain on disposal of asset	2,750	-
Interest income	37,753	62,956
Other income	45	12,466
	6,409	65,960

Net loss for the period	(261,640)	(115,695)

Deficit, beginning of the period	(23,608,176)	(21,330,517)

Deficit, end of the period	$(23,869,816)	$(21,446,212)

LOSS PER SHARE	$ (0.00)	$ (0.00)

NUMBER OF WEIGHTED AVERAGE SHARES	53,548,488	53,385,988

See Accompanying Notes

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three month period ended March 31

	2008	2007

NET LOSS	$ (261,640)	$ (115,695)

Other comprehensive income, net of tax
Unrealized gain on available for sale marketable securities	53,375	28,711

COMPREHENSIVE LOSS	$ (208,265)	$ (86,984)

(See Accompanying Notes)

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,
	2008	2007

OPERATING ACTIVITIES
Net loss for the period	$ (261,640)	$ (115,695)
Items not involving cash:
Loss from settlement of old debt	-	(7,406)
Amortization	14,714	10,864
Gain from disposal of asset	(2,750)	-
	(249,676)	(112,237)
Changes in non-cash working capital items
Advances and other receivables	(106,630)	(512,230)
GST receivable	12,010	(347)
Prepaid expenses	4,546	14,119
Accounts payable and accrued liabilities	12,966	25,482
	(326,784)	(585,213)
FINANCING ACTIVITIES
Due to related parties (Note 7)	-	(614)

INVESTING ACTIVITIES
Marketable securities	(24,681)	1,349,168
Due from related parties (Note 7)	11,083	12,226
Expenditures on deferred exploration costs	(975,952)	(511,942)
Proceeds from sale of asset	10,204
Purchase of property & equipment	(97,825)	(3,931)
	(1,077,171)	844,907

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,403,955)	259,694

Cash and cash equivalents – beginning of period	2,378,514	933,697

CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 974,559	$ 1,193,391

Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

Cash and cash equivalents is comprised of:
Cash	$2,402,872	$ 1,193,391
Term deposits	-	-
	$2,402,872	$ 1,193,391

Non-cash Transactions – Note 9

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Guatemala	Nicaragua		Mexico		Other	Ecuador	Peru
	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Cerro Colorado	General Exploration	Mineral Concessions	Period Ended March 31, 2008	Year Ended December 31, 2007

ACQUISITION COSTS
BALANCE – BEGINNING OF PERIOD	$ 4,142,864	$ -	$ 82,482	$ -	$ -	$ -	$ 113,130	$ -	$210,566	$ 4,549,042	$ 4,255,994

Shares	-	-	-	-	-	-	-	-	-	-	93,000
Cash	-	-	-	-	-	-	-	-	36,817	36,817	200,048
	-	-	-	-	-	-	-	-	36,817	36,817	293,048

BALANCE – END OF YEAR	4,142,864	-	82,482	-	-	-	113,130	-	247,383	4,585,859	4,549,042

DEFERRED EXPLORATION COSTS
BALANCE – BEGINNING OF PERIOD	$ 6,496,840	$ -	$ 4,144,644	$ -	$ 299,640	4,683	$ 24,116	$161,090	$ 242,975	$ 11,373,988	$ 9,182,255

Property Payment/Investigation	-	-	661	-	-	-	-	-	-	661	47,754
Automobile	502	813	22,803	4,969	-	-	-	2,121	1,906	33,114	143,950
Camp, food and supplies	1,371	2,291	24,143	5,433	-	-	-	544	724	34,507	104,508
Construction road access		-	6,418	-	-	-	-			6,418	-
Drafting, maps and printing	44	74	374	253	-	-	-	301	-	1,046	9,157
Drilling	-	-	75,000		-	-	-	-	-	75,000	-
Exploration administration	535	279	4,946	672	-	-	-	8,694	410	15,537	39,298
Environment	-	-	8,492	-	-	-	-	-	-	8,492	16,719
Geochemistry	5,628	152	83,688	11,110	3,706	-	-	1,431	3,659	109,374	102,138
Geological consulting (Note 6)	9,506	35,725	69,516	42,757	17,848	-	-	41,473	2,548	219,371	826,327
Other consulting	3,502	1,289	23,363	18,854	11,147	-	-	4,821	3,321	66,298	280,226
Legal and accounting	860	877	2,735	13,578	-	-	-	3,611	6,347	28,009	98,793
Licenses, rights and taxes	18,672	4,330	36,727	-	61,840	-	-	8,416	20,583	150,569	218,411
Linecutting & trenching	499	1,117	8,332	2,280	-	-	-	21	88	12,337	56,069
Underground development	-	-	-	-	-	-	-	-	-	-	423,769
Materials	120	44	15,634	787	-	-	-	107	199	16,891	44,397
Maintenance	359	68	6,610	348	-	-	-	3,370	238	10,993	22,407
Miscellaneous	556	16	719	142	284		-	285	77	2,079	7,622
Medical expenses	1,201	629	2,651	774	299	-	-	2,674	1	8,229	25,927
Road building	-	-	-	-	-	-	-	-	-	-	11,265
Rent and utilities	6,924	68	10,894	1,957	-	-	-	809	734	21,385	75,840
Rental equipment	-	-	97	-	-	-	-	-	-	97	7,691
Salaries and wages	8,791	3,801	44,982	5,511	-	-	-	2,438	-	65,523	204,520
Shipping	56	1,715	6,847	1,841	-	-	-	354	5	10,818	23,225
Telephone and communications	973	2	6,368	1,384	-	-	-	531	108	9,365	39,222
Travel and accommodation	79	4,043	13,980	13,595	-	-	-	446	882	33,025	147,377
	60,177	57,334	475,978	126,244	95,123	-	-	82,448	41,830	939,135	2,976,612
Write-off Exploration Costs	-	-	-	-	-	-	-	-	-	-	(784,879)

BALANCE – END OF PERIOD	6,557,017	57,334	4,620,622	126,244	394,763	4,683	24,116	243,538	284,805	12,313,123	11,373,988

TOTAL MINERAL PROPERTIES - END OF PERIOD	$10,669,881	$ 57,334	$ 4,703,103	$ 126,244	$ 394,763	$ 4,683	$ 137,246	$ 243,538	$ 532,189	$ 16,898,982	$ 15,923,030

See Accompanying Notes

#

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the three month period ended March 31, 2008

Expressed in Canadian Dollars

1.

Nature of Operations and Ability to Continue as a Going Concern

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central and South America. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At March 31, 2008, the Company had not yet achieved profitable operations, has accumulated losses of $23,869,816 since inception, and is expected to incur further losses in the development of its business, all of which raises doubt about its ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

2.

Significant Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from those estimates.  The financial statements have, in management’s opinion, been properly prepared using careful judgement and within the framework of the significant accounting policies summarized below.

a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic;

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá;

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island;

#

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the three month period ended March 31, 2008

Expressed in Canadian Dollars

2.

Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation

i)

Geometalos Del Norte-Geonorte, a company incorporated under the laws of Mexico and

ii)

Radius Peru, S.A.C., a company incorporated under the laws of Peru on. May 4, 2007.

All significant inter-company transactions have been eliminated upon consolidation.

b)

Cash and Cash Equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

c)

Marketable Securities

Marketable securities are recorded at market value as they are considered available for sale.

d)

Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off.  Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations.  Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available.  Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

.

#

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the three month period ended March 31, 2008

Expressed in Canadian Dollars

2.

Significant Accounting Policies – (cont’d)

e)

Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earning per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the period ended March 31, 2008, potentially dilutive common shares (relating to options outstanding at period end) totalling 4,480,000 (2007: 3,175,000) were not included in the computation of loss per share because their effect was anti-dilutive.

f)

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income taxes assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

g)

Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred.  Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

h)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 8, whereby stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option valuation models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate.

i)

Asset Retirement Obligation

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period it is incurred with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

#

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the three month period ended March 31, 2008

Expressed in Canadian Dollars

2.

Significant Accounting Policies – (cont’d)

i)

Asset Retirement Obligation – (cont’d)

At March 31, 2008, the fair value of the mineral properties site restoration costs is not significant.

j)

Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less that the carrying amount of the asset, impairment is recognized.

3.

Change in Accounting Policies

Financial Instruments and Comprehensive Income

On January 1, 2007, The Company adopted CICA Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3861 “Financial Instruments – Disclosure and Presentation”, and Section 3865 “Hedges”.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting princples.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Under the new standards, policies followed for the periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company has made the following classifications:

The marketable securities have been classified as “available-for-sale”.  They are initially recorded at cost which is equal to their fair value.  Subsequent changes to the market value of the investments are recorded as changes to other comprehensive income.

#

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the three month period ended March 31, 2008

Expressed in Canadian Dollars

3.

Change in Accounting Policies – (cont’d)

Under adoption of these new standards, the Company classified advances and other receivables and due from related parties as loans and receivables which are measured at amortized cost.  Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective December 31, 2007 and requires retroactive application  to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial instruments – Presentation.  These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on December 1, 2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

#

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the three month period ended March 31, 2008

Expressed in Canadian Dollars

3.

Change in Accounting Policies – (cont’d)

International Financial Reporting Standards (“IFRS”) In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP and IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.

Marketable Securities

Marketable securities are recorded at market value as they are considered available for sale.  Included in marketable securities is 7,406 common shares of a company with directors in common.

5.

Property and Equipment

	Three months ended March 31, 2008
	Cost	Accumulated Amortization	Net

Land	$ 44,838	$ -	$ 44,838
Leasehold improvements	15,322	15,322	-
Trucks	399,830	209,807	190,022
Computer equipment	136,854	79,748	57,107
Furniture and equipment	84,392	31,432	52,960
Geophysical equipment	36,445	16,686	19,758
Website	4,800	3,941	859

	$ 722,481	$ 356,936	$ 365,545

	Year ended December 31, 2007
	Cost	Accumulated Amortization	Net

Land	$ 44,838	$ -	$ 44,838
Leasehold improvements	15,322	15,322	-
Trucks	361,524	201,849	159,675
Computer equipment	131,412	76,137	55,276
Furniture and equipment	39,756	31,376	8,380
Geophysical equipment	36,445	15,652	20,793
Website	4,800	3,872	928

	$ 634,096	$ 344,208	$ 289,888

#

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the three month period ended March 31, 2008

Expressed in Canadian Dollars

6.

Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

During the three month period ending March 31, 2008 The Company had field crews on the ground in three countries: Nicaragua, Peru and Mexico.

In Nicaragua, the Company resumed work again at Trebol, after the delay from the Hurricane, completing seventeen trenches and starting the drill program spending $200,000.The Company carried out preliminary drill testing of several of its other Nicaraguan projects and exploration work along with camp installations spending $333,390.

In Peru, the Company undertook regional target generation and evaluation of projects and opportunities and spent $124,278 as a result. The Company also acquired the Charpal concession for $36,817.

In Mexico, the Company continues with further regional targeting via structural interpretation and remote-sensing methods and has spent $160,934 doing so. The Company has also acquired a 100% interest in the Tlacolula property and carried out  a stream sediment sampling program on the Tlacolula property spending $60,433 during the three months ending March 31, 2008.

In Guatemala, the Company spent $60,100 on the owned concession to keep in good standing.

7.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the three months ended March 31,
	2008	2007
Expenses:
Management fees	$ 15,000	$ 15,000
Consulting	3,250	-
Salaries and benefits	27,897	19,720
Mineral property costs:
Geological consulting fees	59,600	18,000
Salaries and benefits	19,582	10,181
	$ 125,329	$ 62,901

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $94,174 (2007:$26,665) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $39,415 (2007: $50,498) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $9,919 (2007: $15,778) payable to an officer of the Company.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the three month period ended March 31, 2008

Expressed in Canadian Dollars

8.

Share Capital

a) Authorized:
Unlimited common shares without par value

b. Issued:	Number of Shares		Price Per Share $	Amount $

Balance December 31, 2005	53,310,988			42,402,819

Exercise of stock options	75,000		0.68	51,000
Transfer of contributed surplus on exercise of options	-	75,000	0.43	32,250

Balance December 31, 2006	53,385,988			42,486,069

Exercise of stock options	12,500		0.56	7,000
Acquisition of property	50,000		0.58	29,000
Acquisition of property	100,000		0.64	64,000

Transfer of contributed surplus on exercise of options		12,500	0.09	1,125

Balance, December 31, 2007	53,548,488			32,587,194

Escrow Shares

As at June 25, 2007, all of the 375,000 common shares held in escrow were released.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	December 31, 2007		December 31, 2006
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	3,475,000	$0.70	2,558,332	$0.97

Expired Unexercised	(330,000)	0.70	(1,743,332)	1.09
	(20,000)	0.68	-	-
	(50,000)	1.00	-	-
	(150,000)	0.52
	(37,500)	0.56

Granted	1,025,000	0.52	2,735,000	0.70
	1,150,000	0.56
	50,000	0.62
	50,000	0.48

Exercised	(12,500)	0.56	(75,000)	0.68

Outstanding, end of period	5,150,000	$0.63	3,475,000	$0.70

Exercisable, end of year	4,775,000		3,475,000

#

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the three month period ended March 31, 2008

Expressed in Canadian Dollars

8.

Share Capital (cont’d)

At March 31, 2008, there were 4,480,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price($)	Expiry Date	Weighted Average Contractual Life

670,000	0.68	Jan 7, 2008 *	0
2,405,000	0.70	Feb 21, 2011	1.47
875,000	0.52	Apr 16, 2012	0.73
50,000	0.62	May 31, 2012	0.04
1,100,000	0.56	Sept 5, 2012	1
50,000	0.48	Dec 3, 2012	0.05
5,150,000			0.63

Stock-Based Compensation

The Company has a stock-based compensation plan , whereby stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. The non-cash compensation charge for the three months ended March 31, 2008 is $nil (2007: $nil) since no granting of options to directors, consultants and employees took place.

The following table reconciles the Company’s contributed surplus:

	Three months ended March 31, 2008	Year ended December 31, 2007

Balance, beginning of the period	$ 4,164,587	$ 3,443,487
Options vested	-	722,225
Options exercised	-	(1,125)

Balance, end of period	$ 4,164,587	$ 4,164,587

#

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the three month period ended March 31, 2008

Expressed in Canadian Dollars

9.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

10.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, Ecuador, and Mexico.

Details of identifiable assets by geographic segments are as follows:

	March 31, 2008	December 31, 2007

Total Assets
Canada	$ 5,523,041	$ 6,325,881
Caymans	$187,372	714,405
Ecuador	$137,246	137,246
Guatemala	10,773,461	10,724,984
Nicaragua	5,189,274	4,547,829
Mexico	615,002	400,506
Peru	858,265	628,109
Other	1,568	1,568
	$ 23,285,229	$ 23,480,528

Property & Equipment
Canada	$ 43,848	$ 43,650
Guatemala	33,606	33,606
Nicaragua	263,733	188,274
Mexico	15,756	15,756
Peru	8,602	8,602
	$ 365,545	$ 289,888

#

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the three month period ended March 31, 2008

Expressed in Canadian Dollars

 10.

Segmented Information – (cont’d)

Resource Properties Acquisition
Ecuador	$ 113,130	$ 113,130
Guatemala	4,142,864	4,142,864
Peru	247,383	210,566
Nicaragua	82,482	82,482
	$ 4,585,859	$ 4,549,042

Deferred Exploration Costs
Ecuador	$ 24,116	$ 24,116
Canada	4,683	4,683
Guatemala	6,557,017	6,496,840
Peru	528,343	404,066
Mexico	521,007	299,639
Nicaragua	4,677,957	4,144,644
	$12,313,123	$11,373,988

11.

Financial Instruments

a)

Credit risk:

For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

b)

Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at March 31, 2008, cash totalling $669,786 (2007 - $1,118,436) was held in US dollars, $12,667 (2007 - $8,506) in Nicaragua Cordoba, $9,366 (2007 - $9,474) in Guatemala Quetzal and $9,316 (2007 - $2,550) in Mexican Pesos and $3,537 (2007 - $nil) in Peruvian Soles. .

12.

Accumulated Other Comprehensive Income

Balance at December 31, 2007	$ (35,039)
Unrealized gain on available for sale marketable securities	53,375
Balance at March 31, 2008	$ 18,336

#

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the three month period ended March 31, 2008

Expressed in Canadian Dollars

13.

Subsequent Event

The Company granted incentive stock options to purchase up to an aggregate of 745,000 shares exercisable for five years at a price of $0.26 per share.

14.

Comparative figures

Certain comparative figures for the three months ending March 31, 2007 have been reclassified to conform with the presentation adopted for the current year.

#

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

First Quarter Report – March 31, 2008

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2008.  The following information, prepared as of May 26, 2008, should be read in conjunction with the March 31, 2008 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The March 31, 2008 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

Radius is in the business of acquiring, exploring and developing mineral properties, primarily gold targets, with a regional focus on Latin America.  The Company’s business model and philosophy centres on early-stage or grassroots exploration where large tracts of ground deemed of high potential for the discovery of mineral deposits are secured.  The mineral concessions are screened by the Company’s experienced geologists and prospectors combining traditional “boot and hammer” prospecting with state-of-the-art modern exploration methods.  This allows for large prospective areas to be identified and rapidly assessed, maximizing the chances of discovery.  In some instances following initial discovery, joint venture partners are found to advance the projects.

Radius presently has a portfolio of projects in Nicaragua, Guatemala, Mexico, Peru and Ecuador.  Nicaragua is the current focus for the Company where it plans to undertake preliminary drilling of several properties in 2008.  Elsewhere, the Company is actively undertaking target generation and prospecting in under-explored regions within Peru and south-eastern Mexico.  The Company’s 100%-owned Tambor property in Guatemala is an advanced high-grade gold deposit with a NI 43-101 compliant resource and favourable results from preliminary metallurgical testwork.  Given the continuing strength in gold price, the Company is investigating ways to advance the property through a combined small-scale production/exploration scenario.

Nicaragua

Northern Autonomous Region

Reconnaissance work comprising stream sediment sampling and prospecting programs undertaken in the first quarter of 2007 identified several areas of interest in the Region Autonoma Atlantico Norte (“RAAN”) where notable amounts of free gold in sediment and gold in quartz float were identified.  Radius successfully applied for three contiguous concessions, the El Trébol, La Flor and Amapola licences totalling 57,798 hectares.

#

El Trébol

Trébol is a gold-bearing epithermal system discovered by Radius during stream sediment sampling and reconnaissance exploration rock sampling in the RAAN. Mineralization is associated with a trend of anastamosing low-lying ridges that can be traced over 6 kilometers in strike length, which form part of a larger prospective terrain of topographic anomalies.  Mineralization is associated with a range of silicification textures including chalcedonic banded/colloform quartz veining, breccias and stockworks, typical of low sulphidation epithermal systems.  Rock exposures at Trébol are severely restricted due to dense vegetation and soil cover.  Trench sampling results from an initial 4 trenches located in the southwestern part of the trend were reported in May 2007 and included assays of 18.0m @ 1.34 g/t Au (TRSD-03), and 10.5m @ 9.1 g/t Au (TRSD-04) which included 0.75m @ 13.1 g/t Au and 0.75m @ 66.2 g/t Au with abundant visible gold observed associated with manganese and iron oxides.  Further trench results were released since, including the results from trenches TRSD-03 and TRSD-04 that were extended.  A total of 17 trenches have now been excavated to date over a strike length of approximately 7 km.

The trench results confirm the observation that gold grades are generally consistent within each trench but average values vary from trench to trench over the strike length of the zone.  All trenches generally start and end in altered and mineralized rock.

The widespread devastation caused throughout the region by Hurricane Felix in September 2007 put the project back several months, however exploration work resumed in January 2008 and consisted of installation of new access routes and construction of a new camp.  Soil geochemical surveys and further trenching  is underway and existing trenches are being extended to better define the surface widths of mineralization.  The size of the mineralized system at Trebol is as yet undefined, and reconnaissance sampling of sub-crop and float associated with adjacent ridges up to several kilometers away from the main zone at Trebol have assayed from trace to 12.8 g/t Au, with follow-up work pending.

In early May 2008, the Company commenced an initial drill program at Trebol, designed to test for continuity of the surface mineralisation underneath selected trenches and to understand better the geologic context of the mineralization.  Drilling will be undertaken initially in the south-western part of the zone in the vicinity of Trench 4 (35.25m at 4.9 g/t Au including 17.6 g/t Au over 8.35m) and Trench 15 (33.8m at 3.4 g/t Au, including 15m at 6.1 g/t Au).  These trenches are located approximately 1km apart along the same silicified ridge.

La Flor

In September 2007, work began on the La Flor and Amapola concessions (15,604 and 13,809 hectares respectively) which are located to the south and contiguous with the Trébol concession in the RAAN.  Work is ongoing, and includes trenching and mapping of known veins focused around the historic Linda Ventura vein, and prospecting and trenching of known mineralized areas elsewhere on the claims.

La Flor contains several trends of low sulphidation, quartz-adularia veins hosted within Tertiary-aged volcanic andesites and pyroclastic rocks.  The eastern-most trend, Linda Ventura, is approximately 6m wide and comprises central banded chalcedony-adularia in a surrounding quartz-stockwork envelope.  The main vein has been traced for 1.1km, and additional veins were exposed by trenching.  The best trench sampled to date averaged 6m @ 4.82 g/t Au, however a detailed soil survey indicates that the strike length of the vein system to be limited.  Results from a soil survey elsewhere in the property were encouraging with several gold-in-soil anomalies defined, and a trenching and sampling program is planned.

#

Estrella de Oro

The Estrella de Oro property, located 17 km west of the town of Siuna within Nicaragua’s “Golden Triangle” region, was acquired by Radius in 2007 and consists of 46,220 hectares.  An all-weather dirt road transects the central part of the property.

In the Cerro Estrella area, old mine workings are present along two parallel, north-easterly trending structural zones comprised of quartz veins and breccias hosted within crystal and lithic tuffs.  The most southerly vein contains visible gold and is approximately 12m in width, and exposed over some 400m in old trenches and pits.  Rock channel samples of vein material taken by Radius assayed from trace to 21.5 g/t Au over 2m and 22.4 g/t Au over 1m.  The zone remains open to the northeast and southwest.  Initial results of trenching were announced in February 2008 as follows:

•

TR-LE-001

15.2m @ 6.73 g/t Au, incl. 2.72m @ 10.24 g/t Au and 1.3m @ 44.17 g/t Au

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TR-LE-002

12.3m @ 1.55 g/t Au

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TR-LE-003

9.3m @ 3.77 g/t Au, incl. 3.62m @ 7.15 g/t Au

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TR-LE-004

4.9m @ 8.55 g/t Au

The results confirm that the gold mineralization is associated with a sequence of steeply-dipping to sub-vertical quartz veins showing variable widths, and hosted within strongly altered volcanic tuffs.

Of interest is that during the exploration work, the remains of old mine machinery were recovered from the adits, indicating that the historical operations at Estrella were on a larger scale than previously thought yet there is little reference to this former  mine in the records.

Permitting is underway for a drill program planned for mid year.

Natividad

In January 2007, Meridian Gold Inc. withdrew from the Natividad joint venture and has now completed rehabilitation of the camp and drill pads.  The property and all data acquired by Meridian have been returned to the Company.  Meridian expended approximately US$5.3 million on the property, having completed a total of 12,012m of drilling in 70 holes.  Overall the results of three drill campaigns were disappointing and failed to extend the mineralized shoots intersected.  Strong veining with highly favourable textures were intersected but results generally failed to exceed 2 g/t gold.  The Company consequently has reduced the size of its Natividad and El Milagro concessions to 4,649 hectares to cover the main area of mineralization.

San Pedro

The San Pedro project was discovered by Radius’s field teams investigating reports of old workings in the area.  Gold mineralization at San Pedro occurs as low-sulfidation epithermal quartz veins, breccias, and associated stockworks that have been identified over a 12km by 4km area.  Mineralization appears to be associated with rhyolite domes associated with an eroded caldera that is cut by regional extensional structures.

On March 19, 2008 the Company announced an agreement, subject to due diligence, to option the San Pedro project to Vannessa Ventures Ltd.

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India Norte

India Norte is 100% owned by Radius and lies close to the old La India mining camp approximately 70 km from Managua.  The Company has identified a series of quartz veins and stock work zones associated with a cluster of rhyodacite domes approximately 5 km north of the La India vein system.  Radius has defined a north-west trending mineralized structure over 2.5 km long with gold-mineralized stock works up to 30 m in true width locally.  Initial trench sampling returned low to moderate grade gold results but over significant widths.

There is reason to believe that the Company’s work to date has identified the upper parts of a deeper economic system.  In La India mining camp, the productive zone of the veins mined ranges from an elevation of 500 m ASL down to as low as 50 m ASL.  The trenches sampled by Radius at India Norte are from well above that elevation, ranging from 550m ASL to over 700m ASL, which indicates significant potential for economic gold-bearing veins at deeper levels.  A short drill program is anticipated at La India this year.

Guatemala

Tambor

The Tambor Properties host an orogenic lode gold belt, discovered by Radius in 2000 and explored by Gold Fields under joint venture until 2004.  Gold Fields drill tested the Guapinol, La Laguna, Poza del Coyote and Cliff zones and outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

In early 2007 permits were obtained and underground exploration commenced at the Tambor project by way of an exploration drift to access the high grade gold zones at Guapinol.  The primary objective of the underground work was to provide information on the structural controls, continuity and grade of the high grade gold mineralization and hence the potential to develop additional resources.  In July 2007, the exploration adit intersected the target vein as planned 202.1m into the hill.  The width of the vein exposure in the main tunnel was 3.2m, with a dip of 75º for a true width of 3.09m.  Diamond drill hole PDD-03-033, first reported in Radius’s news release dated August 13, 2003, returned 80.5g/t Au over 5.3m from a quartz vein.  The vein was sampled on both sidewalls of the adit and gave results of:

• 74.5 g/t Au over 3.40m (includes 0.2m of quartz veining on HW) from the vein on the east tunnel wall (est. true width 3.28m)

• 77.7 g/t Au over 2.40m from the vein on the west tunnel wall (est. true width 2.32m)

In order to understand the continuity of the mineralized structure and plunge of the vein, four crosscuts were excavated underground: 2 parallel and to the west of the main drift (CW-1 & 2), and 2 parallel and to the east of the main drift (CE1 & 2).  All four cross cuts intercepted the zone and confirmed the continuity of the shoot and demonstrated the assumed easterly-dipping plunge to the high grade mineralized.

In February 2008, the Company announced the results of metallurgical testwork performed on a 90kg sample collected from underground workings.  The results were very encouraging and confirm the free milling, coarse grained nature of the gold at Tambor and its amenability to gravity pre-concentration as the principal method of recovery, followed by either cyanidation or flotation.  The sample head grade ranged from 36 g/t to 40.7 g/t Au.  The Company is looking to advance the property through a combined development/ exploration scenario with a joint venture partner.

Mexico

Generative work is continuing in the States of Oaxaca and Chiapas, consisting of structural and clay-iron alteration analysis of remote sensing imagery, compilation of available geochemical databases and mineral occurrences, with emphasis on follow-up of targets by prospecting and stream sediment geochemistry.

Tlacolula, Oaxaca

The Tlacolula property is located on the fringes of the Taviche epithermal district and within an area within the vicinity of several advanced staged projects including the Cobre Grande Cu-Mo-Zn-Ag skarn deposit and the San Jose Ag-Ag-Au deposit.  Reconnaissance work in 2007 led to the staking of two concessions for a total of 82,630 hectares.  First-pass exploration within the Tlacolula claims has resulted in the discovery of two epithermal zones at San Pablo Güila (Ag) and Teotitlan del Valle (Au).

At San Pablo Güila this work identified a >1km long N-NW trending zone of argillic alteration in andesites some 30 to 40m wide, with veins and breccia zones composed of mainly calcite and lesser quartz.  Disseminated pyrargyrite, acanthite, and pyrite are observed in the veins and in the breccias.  Sampling of stream sections gave up to 130.8 g/t Ag over 21.5m (incl. 183.4 g/t Ag over 12.1m, with 1.3 kg Ag over 0.3mt received from sampling over a small adit. Twelve trenches were dug and sampled along a 670m strike length of the vein zone (Figure 9), in addition to contiguous sampling done earlier along stream walls and local exposures.  The sampling confirmed the presence of high grade silver mineralization associated with the calcite vein zones.  The best trench results are from SPG-7, which passes over the adit with the 1,335 g/t Ag/0.3m sample; it averaged 199 g/t Ag/12.4m with two high values of 494 g/t Ag /1.2m and 466 g/t Ag /1.1m.  The zone appears to continue to the north and requires further definition by trenching.  Gold values are low, generally <100 ppb.

The San Pablo Güila mineralization is high priority for drilling.  Several other areas require follow-up, including at Teotitlan del Valle, an area of gold-bearing quartz veins ranging from 0.35 to 1.3m wide, with local vein zones up to 5.15m wide, which were identified by follow-up of regional drainage geochemical anomalies.  The best gold values exceed +10 g/t Au ppm Au with 29 ppm Ag/0.8m, while the best Ag value is 53.1ppm Ag with 0.33 ppm Au/5.15m.  There are several veins, up to 800m in strike length, which due to poor exposure, are evident mainly in the numerous small pits and collapsed adits.  This suggests the possibility of additional veins in the area.

As the district is mainly silver, a joint venture partner is being sought to advance this property and several companies have signed confidentiality agreements in order to review the data.

Tapanatepec, Oaxaca – Chiapas

In south-eastern Oaxaca, in the Tehuantepec Isthmus region where two adjacent claim applications totalling 38,505 hectares have been filed, prospecting identified an area of gold stream sediment anomalies, quartz veins and magnetite skarns.  Title to the claims is pending.

The area is underlain by a Tertiary granodiorite, a Paleozoic granite, and a Paleozoic to Cretaceous, partly metamorphosed terrigenous sediments and volcaniclastics with limestone interbeds.  A stream sediment sampling program resulted in several gold anomalies, with a high value of 825ppb Au.  Details on the various areas will be reported once Radius has secured title.

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Peru

The Company established an exploration office in Lima, Peru during 2007 in order to actively review opportunities and acquire properties for exploration.

Rubi Project

Radius has an option to acquire 100% of the Rubi gold-silver property located approximately 400 km south-east of Lima (Radius press release August 27, 2007).  The property comprises seven mineral concessions totalling 3,000 hectares, and covers a 9km long north-south corridor where gold and silver-bearing veins outcrop within three broad areas called the San Andres, Virgen de Chapi and Minas Rubi areas.  On the Minas Rubi area, a series of oxidized epithermal quartz-carbonate Au-Ag veins and breccias are hosted within porphyritic andesites.  The veins outcrop on a low hill approximately 1 km x 0.5 km in area, with mineralization traceable at least 1 km to the north.  Surface pits and shallow underground workings are extensive, with numerous veins and at least three vein trends evident with individual veins at surface reaching widths of over 4m.  Initial surface channel sampling of veins by the Company returned assays ranging from trace to 20.8 g/t Au and 356 g/t Ag over 2m, and 3 g/t Au and 373 g/t Ag over 3.9m.

Initial exploration conducted on the property from September to December 2007 incorporated regional scale mapping over the property, and prospect-scale mapping in the Minas Rubi, San Andres, Minas Chapi and San Sebastien areas, including rehabilitation of underground tunnels at Rubi and underground channel sampling.  A total of 594 rock channel samples were taken and analyzed for Fire Assay gold and multi-element ICP at Chemex Laboratories in Lima.

In the Minas Rubi area, the main target area, a more robust series of quartz-calcite veins shows a deep oxidation profile to approximately 80m depth, undoubtedly controlled by regional north-south faulting.  Secondary mineralization as hydrothermal breccia bodies were mapped south-east of Minas Chapi and San Sebastien Areas, and as isolated areas of silicification and oxidation north and east of San Andres.  A total of 222 surface rock chip channel samples were taken and 49 underground samples.  Best results in Au and Ag are concentrated in the northern part of the property along the Chorla Rica vein and associated structures. Gold grades from trace up to 12.4 g/t Au and 663 g/t Ag were received and average around 1 to 2 metres in width.  Samples taken underground in old re-habilitated adits showed a continuation of gold and silver mineralization from surface.  The near-surface strongly oxidized parts of the Chirulin and Rio Azul veins were formerly exploited by Banco Minero and recently by informal miners.  Results indicate a modest target size potential at Rubi and a partner is being sought to advance the property by drilling.

Artemisas

Radius has the option to acquire a 70% interest in the Artemisas gold project, located in the District of Chuquibambilla, Department of Apurimac, and some 1,000km southeast of Lima.  It lies at an altitude of 4,700m and consists of four contiguous exploration concessions totaling 3,300 hectares.

Gold mineralization at Artemisas is hosted within a sequence of Jurassic and Cretaceous-aged sandstones, shales and fine grained quartzites belonging to the Hualhuani Formation.  Strongly silicified hydrothermal breccias are developed both as bedding-parallel mantos and along steeply dipping fault zones, some of which were exploited for gold in colonial times.  Surface channel samples gave values from trace to 11.6 g/t Au over 2m.  Gold mineralization exhibits a strong structural and lithological control and is associated with 0.5m to 3m wide zones of strong silicification, brecciation and fracturing with secondary iron oxides after sulphides.  Host rocks are equivalent to the Chimu Formation in northern Peru that hosts several important gold deposits such as Santa Rosa, La Arena and Llagunas Norte.

The Company is currently involved in talks with local communities to permit access to the claims in order to commence work.  Once granted, the technical program will commence and comprise geological mapping and sampling, followed by drilling of best targets.

Charpal

In January, 2008, the Company’s subsidiary in Peru signed an option agreement with a private Peruvian company Minera El Charpal S.A., for two concessions totalling 256 ha located in the District of Pachaconas, in the Department of Apurimac.  The Charpal property is located some 910 km south-east of Lima within the Yauli-Andahualas batholith that hosts a newly recognized porphyry copper-gold and skarn/sedimentary belt that includes the Las Chancas deposit (200 MT @ 1% Cu, 0.12 g/t Au), located about 13km west of the property.  At Charpal, epithermal mineralization is associated with a package of dipping sedimentary rocks of Jurassic-Cretaceous age that forms a broad north-south trending ridge, which have been intruded by a series of dacite stocks.  A system of gold-bearing hydrothermal breccias, veins and replacement bodies along faults are developed in limonitic sandstones, and contain artesinal workings over the length of the ridge, which runs for some 10km.  Rock chip channel samples taken at Charpal gave trace to 6.05g/t Au, associated with a hydrothermal breccia body some 200 x 300m in aerial extent.  Of note is that 600m west of the property at several hundred meters lower elevation, low-grade porphyry copper mineralization was intersected during drilling by a major mining company, and could represent the periphery of a major porphyry copper-gold system centered underneath the gold workings along the main ridge at Charpal.

The Company can acquire 100% of the Charpal property by paying the owners a total of US$850,000 over a term of 3 years, of which $30,000 was paid on signing of the agreement.

Other companies with neighboring claims to Charpal include Yamana Gold, Southwestern Gold and Grupo Mexico (Las Chancas), and several local private owners.  The Charpal acquisition is in line with Radius’s ground acquisition strategy in the region, and is located 20km southwest of the Company’s Artemisas property.

Ecuador

Pursuant to an option agreement with Minera Cachabi C. Ltda. (“Mineca”), an Ecuadorian company, Radius may earn a 70% interest in the Cerro Colorado high sulphidation gold project in Azuay province, southern Ecuador.  The project lies at an elevation of 2,400 to 3,200m, and is 80km south of the city of Cuenca.  It was explored by Newmont during the 1990s, and some 800 rock chip samples were collected.  Opposition at the time by some of the local communities influenced Newmont’s decision to abandon the project in 1992.  Newmont’s work identified three priority targets:

Given the recent political uncertainty over the Ecuadorian government’s future intentions towards international mining investment, management has adopted a low key approach towards progressing Cerro Colorado.  Throughout 2007, work at Cerro Colorado focused on community relations to try securing permission from the local community to drill the project, however little progress was made.  In April 2008, Ecuador’s Constituent Assembly adopted a Mining Mandate that invoked an immediate 180-day suspension of activities on virtually all mining concessions in Ecuador.  The mandate also declared that any concessions that have not received investment in exploration or which have not submitted a Environment Impact Assessment or conducted the prior consultation process, including those pending an administrative resolution, will be deemed cancelled.  The exact implications of the mandate in relation to the Cerro Colorado project are being investigated, and the Company will continue to monitor the Ecuadorian mining scene closely over the next few months.

Quarterly Information

The following table provides information for the eight fiscal quarters ended March 31, 2008:

	First Quarter Ended March 31, 2008 ($)	Fourth Quarter Ended Dec. 31, 2007 ($)	Third Quarter Ended Sept. 30, 2007 ($)	Second Quarter Ended June 30, 2007 ($)	First Quarter Ended March 31, 2007 ($)	Fourth Quarter Ended Dec. 31, 2006 ($)	Third Quarter Ended Sept. 30, 2006 ($)	Second Quarter Ended June 30, 2006 ($)
Total Income	37,798	55,484	186,513	14,278	75,422	238,352	8,335	18,760
Net Loss	261,640	1,116,497	140,389	905,078	115,695	2,714,519	132,291	155,509
Net Loss per share	0.00	0.02	0.00	0.02	0.00	0.05	0.00	0.00

Results of Operations

For the three months ended March 31, 2008, the Company had a consolidated net loss of $261,640 ($0.00 per share) compared to a net loss of $115,695 ($0.00 per share) for the three months ended March 31, 2007.  Corporate expenses in the 2008 first quarter were greater to the 2007 first quarter due mainly to an increase in legal and accounting fees, rent, salaries and travel.  The 2008 first quarter’s foreign exchange loss  was offset by interest income received.  Interest income recorded in the 2008 first quarter is significantly less than in the 2007 first quarter due to a reduction in the amount invested.

Liquidity and Capital Resources

The Company’s cash and marketable securities decreased from approximately $7.00 million at December 31, 2007 to $5.68 million at March 31, 2008.  During the three months ended March 31, 2008, the Company received interest and other income, and asset sale proceeds totalling approximately $48,000, and spent approximately $98,000 on equipment purchases, $250,000 on corporate expenses and $976,000 on deferred exploration costs.  Working capital at March 31, 2008 was $5.64 million compared to $6.90 million at December 31, 2007.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over the medium term.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Mineral Properties Expenditures

During the three months ended March 31, 2008, the Company incurred the following expenditures on its mineral properties:

Nicaragua - $533,312, including $105,241 for geological consulting, $83,840 for geochemistry, and $75,000 for drilling.

Guatemala – $60,177, including $18,672 for licences, rights and taxes, $ $9,506 for geological consulting and $8,791 for salaries.

Mexico - $221,367, including $60,605 for geological consulting, $61,840 for licences, rights and taxes, and $30,001 for legal and accounting.

Peru - $124,278 on exploration, including $44,021 for geological consulting, $28,999 for licences, rights and taxes, and 9,958 for legal and accounting.  $36,817 was incurred on acquisition costs.

Related Party Transactions

During the three months ended March 31, 2008, the Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the three months ended March 31,
	2008	2007
Expenses:
Management fees	$ 15,000	$ 15,000
Consulting	3,250	-
Salaries and benefits	27,897	19,720
Mineral property costs:
Geological consulting fees	59,600	18,000
Salaries and benefits	19,582	10,181
	$ 125,329	$ 62,901

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $94,174 (2007: $26,665) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $39,415 (2007: $50,498) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $9,919 (2007: $15,778) payable to an officer of the Company.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

The Company’s outstanding share position as at May 26, 2008 is 53,548,488 common shares, and a total of 5,225,000 share incentive stock options are currently outstanding as follows:

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No. of Options	Exercise Price	Expiry Date

2,405,000	$0.70	February 21, 2011
875,000	$0.52	April 16, 2012
50,000	$0.62	May 31, 2012
1,100,000	$0.56	September 5, 2012
50,000	$0.48	December 3, 2012
745,000	$0.26	May 5, 2013
5,225,000

Financial Instruments

Under the provisions of the Canadian Institute of Chartered Accountants 3855 “Financial Instruments – Recognition and Measurement” the financial assets and liabilities of the Company are designated as other financial assets and liabilities, accordingly they are initially measured at fair value, which is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties under no compulsion to act.

Subsequent to initial measurement at fair value, any gain or loss experienced on derecognition or impairment of the asset or liability is recorded in the statement of income.

The Company’s financial instruments comprise cash and cash equivalents, marketable securities, advances and other receivables, due from related parties, accounts payable and accrued liabilities and due to related party.  Cash and cash equivalents, marketable securities, advances and other receivables, accounts payable and accrued liabilities are reported at their fair values on the balance sheet.  The fair values are the same as the carrying values due to their short-term nature.  The fair value of the amount due to and from related parties has not been disclosed due to the fact that the cash flow stream is not determinable.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, exchange or credit risks arising from these financial instruments.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.

Internal Disclosure and Financial Reporting Controls

Management of the Company has designed such disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management.  Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the annual filings and has concluded that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Management has also designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.

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www.radiusgold.com